UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-36686

Forward Pharma A/S

Østergade 24A, 1

1100 Copenhagen K, Denmark

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report of Foreign Private Issuer on Form 6-K contains information regarding the results of the annual general meeting of shareholders of Forward Pharma A/S (the “Company”) held on May 6, 2016.

Item 1. Results of Annual Meeting	3

Signatures	6

Item 1.  Results of Annual Meeting

On May 9, 2016 the Company announced on its website (http://www.forward-pharma.com) the results of its annual general meeting of its shareholders held on May 6, 2016 at the Company’s offices, Østergade 24A, 1, 1100 Copenhagen K, Denmark (the “Annual Meeting”). DKK 4,413,582 of the Company’s share capital and 44,135,820 votes, respectively, were present or represented at the Annual Meeting.

The following actions were taken at the Annual Meeting:

(a)         The board of directors’ report on the Company’s activities in the past financial year was noted by the Annual Meeting.

(b)         Adoption of the Company’s annual report by 44,135,474 votes in favour, and with 0 votes against and 346 abstentions.

(c)          Adoption of the proposal to carry forward the loss of USD 51,065 million for the accounting year 2015 by transfer to the accumulated deficit by 44,133,273 votes in favour, and with 1,055 votes against and 1,492 abstentions.

(d)         Approval of the discharge of the board of directors and the management board by 44,133,253 votes in favour, 1,325 against and 1,242 abstentions.

(e)          Election of members to the board of directors, including amendment of the articles of association:

(e)(i)                        Adoption of the proposal to increase the maximum number of board members from six to seven board members by amending article 10.2 of the articles of association to read as follows:

“Article 10.2 The board of directors consists of not less than three and not more than seven members elected by the general meeting.”

Said amendment was adopted with 44,134,798 votes in favour, 677 against and 345 abstentions.

(e)(ii)                     Re-election of the following members to the board of directors:

•                  Florian Schönharting

•                  Torsten Goesch

•                  Jan van de Winkel

•                  Grant Hellier Lawrence

•                  Jakob Mosegaard Larsen

and election of the following additional candidates:

•                  Karen Smith

•                  Duncan Moore

The nominated candidates were elected with 44,127,509 votes in favour, 0 against and 8,311 abstentions.

(f)           Re-election of Ernst & Young P/S as the Company’s independent registered public accounting firm with 44,135,046 votes in favour, 536 against and 238 abstentions.

(g)          Proposals from the board of directors:

(g)(i)           Adoption of the proposal that the authorization given to the board of directors in article 3.2 of the articles of association to issue warrants and the corresponding underlying shares (at a share subscription price that may be lower than the market price) to employees, members of the management, members of the board of directors, and consultants be (i) increased by 1,500,000 warrants and underlying shares and (ii) expanded to allow the issuance of new warrants in replacement of existing warrants held by former employees, members of the management, members of the board of directors and consultants. The amended article 3.2 reads as follows:

“Article 3.2 In the period until 1 June 2019, the board of directors is authorized, in one or more rounds, without pre-emption rights for the company’s existing shareholders, to issue up to 5,340,000 warrants, which each entitles the holder to subscribe for one share of nominally DKK 0.10, to the company’s employees, members of the management, members of the board of directors, and consultants and/or employees, members of the management, members of the board of directors and consultants of its subsidiaries. The board of directors may also use this authorization to issue new warrants in replacement of existing, unexercised warrants held by former employees, members of the management, members of the board of directors and consultants of the company and its subsidiaries. The board of directors is further authorized to implement the capital increases required for this purpose by up to nominally DKK 534,000 shares, i.e. up to 5,340,000 shares of nominally DKK 0.10 each. The subscription price for the new shares that may be subscribed for by exercise of the warrants in question shall be fixed by the board of directors and may be lower than the market price at the time of issue of the warrants. Other terms and conditions for the warrants, which can be issued by the board of directors according to the authorization, shall be fixed by the board of directors.”

Said amendment was adopted with 41,835,599 votes in favour, 2,299,132 against and 1,089 abstentions.

(g)(ii)      The proposal that a new authorization be given to the board of directors to issue warrants that allow for subscription of shares at a subscription price that equals or exceeds the market price was automatically void due to the adoption of the proposal under (g)(i).

(g)(iii)     Adoption of the proposal that the authorization given to the board of directors in article 3.6 of the articles of association to increase the company’s share capital be reduced by a nominal amount of DKK 2,500,000 to the effect that article 3.6 reads as follows:

“Article 3.6 The board of directors is authorised in the period until 1 October 2019 to resolve to increase the Company’s share capital in one or more issues by up to a total nominal amount of DKK 1,000,000 at a price determined by the board of directors, which may be lower than the market price.”

Said amendment was adopted with 44,133,263 votes in favour, 2,143 against and 414 abstentions.

Additional information with respect to the Annual Meeting is available on the Company’s website, including:

1.              The notice to convene the Annual Meeting;

2.              The audited statutory Annual Report; and

3.              Share capital and voting rights.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORWARD PHARMA A/S

Date: May 9, 2016	By:	/s/ Joel Sendek
Joel Sendek
Chief Financial Officer